Exhibit 99.5

Austral Pacific announces Sept quarter results

Wellington, New Zealand – November 14, 2008 -/PRNewswire/ - Austral Pacific
Energy Ltd (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. has filed its interim financial statements for the September 2008 quarter.

Cash flow from operations was an encouraging $1.370 million compared with a loss of $9.1 million in the previous quarter, reflecting the impact of oil price hedges (now closed out).

Net revenue in the quarter was $3.14 million (same quarter 2007, $2.14 million). The net loss before tax was $2.93 million, largely driven by a $3.26 million write-off of the commercially unsuccessful A6 and A6ST wells and the Cardiff well workover. The net loss after tax for the quarter ended 30 September 2008 was $0.71 million (comparable period 2007 net loss of $3.64 million).

Production from the Cheal oil field totaled 37,483 barrels for the September quarter (Company share: 26,051 bbl), compared to the previous quarter of 42,812 barrels. During September, average daily total field production was 516 barrels.

Austral Pacific chief executive Thom Jewell said, "We were pleased with our positive operating results, which we define as oil sales income against direct expenses of royalties, production costs and G&A. We have targeted G&A costs in particular. However this is overshadowed by the challenge of refinancing and/or restructuring the Investec loan facility on or before December 15 in the current financial market, which leaves us with a going concern uncertainty at this time”.

On September 24, 2008, the company announced that a strategic alternatives review of its business had been initiated and this process, including inviting offers for funding as well as asset sales and participation, is still on-going with no clarity of outcome at this time.

Mr Jewell commented that “the strategic alternatives review process is ongoing, and the Company and its advisors are working closely with various interested parties, including Investec. At this stage it would be premature to comment further. Future announcements on the process will be made as soon as the board of directors has approved a specific transaction or other course of action.”

Web site:     www.austral-pacific.com
Email:

       ir@austral-pacific.com

Phone:

       Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

37